[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
January 10, 2020

Elisabeth Bentzinger Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549

RE:	Cushing® Mutual Funds Trust (File Nos. 333-220520 and 811-23293)
Dear Ms. Bentzinger:
Thank you for your telephonic comments received January 3, 2020 regarding Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) on November 20, 2019 by Cushing® Mutual Funds Trust (the “Trust”), regarding its series, Cushing SMID Growth Focused Fund (the “Fund”). We have considered your comments and, on behalf of the Trust, responses to those comments are set forth below. Changes will be reflected in a Post-Effective Amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act. Changed pages showing the changes that will be made in response to your comments are attached hereto as Annex A. Capitalized terms not defined herein have the definitions provided to them in the Fund’s Prospectus or Statement of Additional Information.

General

Comment 1:	Update the name of the series within the class and series identifiers on EDGAR.

Response:	The Trust has updated the series name on EDGAR.
Prospectus Summary

Comment 2:	Under “Fees and Expenses of the Fund,” remove footnote (b) to the fee and expense table, as the disclosure is neither required nor permitted by Form N-1A.

Response:	The Trust has revised the disclosure as requested.

Comment 3:
Under “Principal Investment Strategies of the Fund,” the Fund previously disclosed that “The Fund intends to seek to achieve its investment objective by investing primarily in a portfolio of common stocks of companies that the Investment Adviser believes have above-average future growth potential relative to their peers.” Include this or other disclosure consistent with the use of “Growth” in the Fund’s name.

Response:	The Trust has revised the disclosure as requested.

Comment 4:	Under “Principal Investment Strategies of the Fund,” update the market cap range for the Index as of a more recent date.

Response:	The Trust has revised the disclosure as requested.

Comment 5:	Given that the filing will become effective after January 1, 2020, update dates throughout the document.

Response:	The Trust has revised the disclosure as requested.
Prospectus – Additional Information about the Fund

Comment 6:	Under “Investment Policies and Objectives,” disclose that the Fund will look through its investments in other investment companies, including ETFs, for purposes of the Fund’s 80% policy.

Response:	The Trust has added the requested disclosure.

Comment 7:	Under “Principal Investment Strategies of the Fund,” review disclosure and include all principal investment strategies under Item 4(c).

Response:
As noted in response #3, the Trust has added disclosure regarding the Fund’s growth strategy to the Item 4(c) disclosure. The Trust has reviewed the Item 4(c) disclosure and Item 9 disclosure and believes that all principal investment strategies are disclosed under Item 4(c).

Comment 8:	Under “Additional Non-Principal Risks of Investing in the Fund—Dependence on Key Personnel,” remove references to the energy infrastructure sector.

Response:	The Trust has revised the disclosure as requested.
Prospectus—Management of the Fund

Comment 9:	Under “Prior Related Performance Information,” revise disclosure to clarify whether the presented related performance information is of the Investment Adviser or the portfolio managers.

Response:	The Trust has revised the disclosure as requested.

Comment 10:	Revise the heading “Prior Related Performance Information” to clarify that it is performance information of the portfolio managers and not the Fund.

Response:	The Trust has revised the heading as requested.

Comment 11:	Under “Prior Related Performance Information,” disclose the name of the prior advisory firm.

Response:	The Trust has revised the disclosure as requested.

Comment 12:	Under “Prior Related Performance Information,” clarify that all Prior Advisor Accounts had investment objectives, policies and strategies substantially similar to those of the Fund

Response:	The Trust has revised the disclosure as requested.

Comment 13:	Under “Prior Related Performance Information,” disclosure states that net of fees returns reflect the deduction of actual fees or a model investment management fee. Was the composite calculated using actual fees or model fees? If model fees, confirm that the fee is the highest fee charged to the Accounts.

Response:
The net of fees returns for the Composite was calculated using a model investment management fee, which is equal to the highest fee charged to the Accounts. The Trust has revised the disclosure accordingly.

Comment 14:	Under “Prior Related Performance Information,” net performance information should be presented net of all fees and expenses, including sales load if any.

Response:	The Trust has revised the disclosure as requested.

Comment 15:
Under “Prior Related Performance Information,” given the disclosure in the sixth paragraph, explain why the Fund believes that the Account has investment objectives, policies and strategies substantially similar to those of the Fund.

Response:
The Trust confirms that the Investment Adviser believes that the Account has investment objectives, policies and strategies substantially similar to the Fund. Disclosure was merely intended to describe all material differences between the Fund and the Account, in accordance with applicable guidance of the Staff of the Commission. The Trust has revised the disclosure to eliminate references to outperformance.

Comment 16:	Under “Prior Related Performance Information,” please update the information in the table as of December 31, 2019.

Response	The Trust has updated the table as requested.

Comment 17:
Under “Prior Related Performance Information,” supplementally confirm that the Investment Adviser has records to support the performance presented in accordance with Rule 204-2(a)(16) under the Advisers Act.

Response:	The Investment Adviser confirms that it has records to support the performance presented in accordance with Rule 204-2(a)(16) under the Advisers Act.

Statement of Additional Information

Comment 18:	Under “Investment Restrictions,” in the third investment restriction, revise the parenthetical to refer to securities backed principally by the assets and revenues of non-governmental users.

Response:	The Trust has made the requested revisions.

Comment 19:
Under “Investment Restrictions,” please clarify that the Fund “looks through” its holdings in investments in all investment companies, not only ETFs, in order to comply with its stated 80% investment policy and fundamental policy regarding industry concentration.

Response:
The Trust has revised the disclosure to clarify that to the extent that the Fund has sufficient information regarding the portfolio holdings of other investment companies in which it invests, the Fund "looks through" to the underlying holdings of other investment companies, including exchange-traded funds (ETFs), in which the Fund invests, for purposes of the Fund’s 80% policy and the Fund’s policy regarding industry concentration.

* * * * * *
Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.
Sincerely,
/s/ Kevin T. Hardy
Kevin T. Hardy

Annex A
~~Subject to Completion, dated November 20, 2019~~
~~The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission becomes effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.~~

PROSPECTUS
[ ], ~~2019~~2020
Cushing® SMID Growth Focused Fund
Class A Shares ( )
Class I Shares ( )

This Prospectus discusses the Cushing® SMID Growth Focused Fund (the “Fund”).
The Fund is managed by Cushing® Asset Management, LP (the “Investment Adviser”).
This Prospectus has information about the Fund that you should know before you invest. You should read it carefully and keep it with your investment records.
Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (“SEC”), paper copies of the Fund’s annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website (www.cushingfunds.com), and you will be notified by mail each time a report is posted and provided with a website link to access the report.
If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically anytime by contacting your financial intermediary (such as a broker-dealer or a bank) or, if you are a direct investor, by calling (888) 878-4080, or sending an e-mail request to contact-info@CushingFunds.com.
You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Fund, you can call (888) 878-4080 or send an email request to info@CushingFunds.com to let the Fund know you wish to continue receiving paper copies of your shareholder reports.
As with all mutual funds, the SEC has not approved or disapproved of the Fund’s shares or determined whether this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

SUMMARY	1
Cushing® SMID Growth Focused Fund	1
Investment Objective	1
Fees and Expenses of the Fund	1
Portfolio Turnover	2
Principal Investment Strategies of the Fund	2
Principal Risks of Investing in the Fund	3
Performance	4
Investment Adviser	5
Portfolio Managers	5
Purchase and Sale of Fund Shares	5
Tax Information	5
Payments to Broker-Dealers and Other Financial Intermediaries	5
ADDITIONAL INFORMATION ABOUT THE FUND	5
MANAGEMENT OF THE FUND	10
~~PRIOR RELATED PERFORMANCE INFORMATION~~	~~12~~
FUND EXPENSES	13
NET ASSET VALUE	14
DISTRIBUTION PLAN AND SERVICE PLAN	15
HOW TO DECIDE WHICH CLASS OF SHARES TO BUY	17
HOW TO PURCHASE SHARES	21
HOW TO REDEEM SHARES	26
MARKET TIMING AND ABUSIVE-TRADING ACTIVITY POLICY	29
DISTRIBUTIONS	29
TAX MATTERS	30
GENERAL INFORMATION	32

PRIVACY POLICY	PN-1

NOT FDIC OR GOVERNMENT INSURED	MAY LOSE VALUE	NO BANK GUARANTEE

SUMMARY
Cushing® SMID Growth Focused Fund
Investment Objective
The Fund seeks capital appreciation.
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund. More information about these and other discounts is available from your financial professional and in “How to Decide Which Class of Shares to Buy” beginning on page 13 of the Prospectus.

	Class A Shares		Class I Shares
Shareholder Fees (fee paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%		None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	(a)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None		None
Redemption Fee (as a percentage of amount redeemed)	None		None
Wire Transfer Fee~~(b)~~	$15		$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	[ ]%	[ ]%
Distribution (12b-1) and/or Service Fees	0.25%	None
Other Expenses(~~c~~b)(~~d~~c)	[ ]%	[ ]%
Total Annual Fund Operating Expenses	[ ]%	[ ]%
Expense Waiver/Reimbursement(~~d~~c)	[( )]%	[( )]%
Total Annual Fund Operating Expenses (After Expense Waiver/Reimbursement)	[ ]%	[ ]%

(a)	Investors who purchase more than $1,000,000 of Class A Shares may be assessed a contingent deferred sales charge of 1.00% upon redemptions made within twelve (12) months of purchase.

~~(b)~~ 	~~Investors who have redemption proceeds wired to their bank account will be charged a wire transfer fee of $15. In addition, your bank may charge a fee for receiving wires.~~

(~~c~~b)	Based upon estimated amounts for the Fund’s initial fiscal year.

(~~d~~c)
The Investment Adviser has agreed to waive or reimburse the Fund for certain Fund operating expenses, such that total annual Fund operating expenses (exclusive of management fees and any front-end load, deferred sales charge, 12b-1 fees, taxes, brokerage commissions, expenses incurred in connection with any merger or reorganization, acquired fund fees and expenses, or extraordinary expenses such as litigation) will not exceed [ ]% for each of Class A Shares and Class I Shares, subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the date that such expenses have been waived or reimbursed); provided, however, that such recoupment will not cause the Fund’s expense ratio, after recoupment has been taken into account, to exceed the lesser of the expense cap in effect at the time of the waiver or the expense cap in effect at the time of recoupment. Such waiver or reimbursement may not be terminated without the consent of the Board of Trustees before March 31, 2021 and may be modified or terminated by the Investment Adviser at any time thereafter.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses (giving effect to the expense limitation only during the first year) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class A Shares	$[ ]	$[ ]
Class I Shares	$[ ]	$[ ]

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes payable by the Fund. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. The Fund’s portfolio turnover rate is not included because the Fund had not commenced operations as of the date of this prospectus.

Principal Investment Strategies of the Fund

Under normal market conditions, the Fund invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in common stocks of small- to mid-cap companies. Under normal market conditions, the Fund will invest in a portfolio of 15-30 common stocks of small- to mid-cap companies traded on any United States stock exchange or over-the-counter market (the “Universe”). The Fund generally considers small- and mid-cap companies to be those with market capitalizations not greater than that of the largest company in the Russell 2500® Growth Index ($~~14.5~~20.0 billion as of ~~September 30~~December 31, 2019). The Universe is not limited by industry segmentation or sector. The Fund is non-diversified and may, from time to time, be more heavily invested in certain sectors including but not limited to, consumer discretionary (which comprises businesses that market nonessential products and services to consumers, including automobiles, consumer durables, apparel, consumer services, media and retailing), healthcare and technology.

The Fund intends to seek to achieve its investment objective by investing primarily in a portfolio of common stocks of companies that the Investment Adviser believes have above-average future growth potential relative to their peers.

The Fund is non-diversified. Accordingly, the Fund may invest a greater portion of its assets in a more limited number of issuers than a diversified fund.

Principal Risks of Investing in the Fund
The Fund’s principal risks are discussed below. The value of the Fund’s investments may increase or decrease, which will cause the value of the Fund’s shares to increase or decrease. As a result, you may lose money on your investment in the Fund, and there can be no assurance that the Fund will achieve its investment objective. An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance corporation or any other government agency.
Market Risk. The value of the Fund’s investments may fluctuate because of changes in the markets in which the Fund invests, which could cause the Fund to underperform other funds with similar objectives. Changes in these markets may be rapid and unpredictable. From time to time, markets may experience periods of stress for potentially prolonged periods that may result in: (i) increased market volatility; (ii) reduced market liquidity; and (iii) increased redemptions. Such conditions may add significantly to the risk of volatility in the net asset value of the Fund’s shares.
Issuer Risk. The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s products or services.
Common Stock Risk. Investments by the Fund in shares of common stock may fluctuate in value in response to many factors, including the activities of the individual issuers whose securities the Fund owns, general market and economic conditions, interest rates, and specific industry changes. Such price fluctuations subject the Fund to potential losses. In addition, regardless of any one company’s particular prospects, a declining stock market may produce a decline in prices for all equity securities, which could also result in losses for the Fund. Market declines may continue for an indefinite period of time, and investors should understand that during temporary or extended bear markets, the value of common stocks will decline.
Small- and Mid-Cap Securities Risk. Securities of small-cap and mid-cap companies may be subject to greater price volatility, significantly lower trading volumes, cyclical, static or moderate growth prospects and greater spreads between their bid and ask prices than securities of larger companies. Small-cap and mid-cap companies frequently rely on narrower product lines and niche markets and may be more vulnerable to adverse business or market developments. Securities of these types of companies have limited market liquidity, and their prices may be more volatile. There is a risk that the securities issued by companies of a certain market capitalization may underperform the broader market at any given time.
Growth Stock Risk. Growth stocks tend to be more volatile than certain other types of stocks and their prices usually fluctuate more dramatically than the overall stock market. A stock with growth characteristics can have sharp price declines due to decreases in current or expected earnings and may lack dividends that can help cushion its share price in a declining market
Liquidity and Valuation Risk. Market prices may not be readily available for certain of the Fund’s investments, and the value of such investments will ordinarily be determined based on fair valuations determined by the Board of Trustees of the Trust (the “Board”) or its designee pursuant to procedures adopted by the Board.
~~In October 2016, the SEC adopted a new rule that regulates the management of liquidity risk by investment companies registered under the 1940 Act, such as the Fund. The rule may negatively impact the Fund and/or result in a change to its investment strategy. The Investment Adviser continues to evaluate the potential impact of the new governmental regulation on the Fund and may have to make changes to Fund strategies in the future. The compliance date for the new rule is December 1, 2019, as it relates to the Fund.~~
Non-Diversification Risk. The Fund is a non-diversified, open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). Accordingly, the Fund may invest a greater portion of its assets in a more limited number of issuers than a diversified fund. Having a larger percentage of assets in a smaller number of issuers makes a non-diversified fund, like the Fund, more susceptible to the risk that one single event or occurrence can have a significant adverse impact upon the Fund.

Common Stock Risk. Investments by the Fund in shares of common stock may fluctuate in value in response to many factors, including the activities of the individual issuers whose securities the Fund owns, general market and economic conditions, interest rates, and specific industry changes. Such price fluctuations subject the Fund to potential losses. In addition, regardless of any one company’s particular prospects, a declining stock market may produce a decline in prices for all equity securities, which could also result in losses for the Fund. Market declines may continue for an indefinite period of time, and investors should understand that during temporary or extended bear markets, the value of common stocks will decline.
Small- and Mid-Cap Securities Risk. Securities of small-cap and mid-cap companies may be subject to greater price volatility, significantly lower trading volumes, cyclical, static or moderate growth prospects and greater spreads between their bid and ask prices than securities of larger companies. Small-cap and mid-cap companies frequently rely on narrower product lines and niche markets and may be more vulnerable to adverse business or market developments. Securities of these types of companies have limited market liquidity, and their prices may be more volatile. There is a risk that the securities issued by companies of a certain market capitalization may underperform the broader market at any given time.
Growth Stock Risk. Growth stocks tend to be more volatile than certain other types of stocks and their prices usually fluctuate more dramatically than the overall stock market. A stock with growth characteristics can have sharp price declines due to decreases in current or expected earnings and may lack dividends that can help cushion its share price in a declining market
Liquidity and Valuation Risk. Market prices may not be readily available for certain of the Fund’s investments, and the value of such investments will ordinarily be determined based on fair valuations determined by the Board of Trustees of the Trust (the “Board”) or its designee pursuant to procedures adopted by the Board.
Securities purchased by the Fund may be illiquid at the time of purchase or liquid at the time of purchase and subsequently become illiquid due to, among other things, events relating to the issuer of the securities, market events, operational issues, economic conditions, investor perceptions or lack of market participants. The lack of an active trading market may make it difficult to sell or obtain an accurate price for a security. If market conditions or issuer specific developments make it difficult to value securities, the Fund may value these securities using more subjective methods, such as fair value pricing. In such cases, the value determined for a security could be different than the value realized upon such security’s sale. As a result, an investor could pay more than the market value when buying Fund shares or receive less than the market value when selling Fund shares. This could affect the proceeds of any redemption or the number of shares an investor receives upon purchase. Liquidity risk may also refer to the risk that the Fund may not be able to pay redemption proceeds within the allowable time period because of unusual market conditions, unusually high volume of redemptions, or other reasons. To meet redemption requests or to raise cash to pursue other investment opportunities, the Fund may be forced to sell securities at an unfavorable time and/or under unfavorable conditions, which may adversely affect the Fund.
~~In October 2016, the SEC adopted a new rule that regulates the management of liquidity risk by investment companies registered under the 1940 Act, such as the Fund. The rule may negatively impact the Fund and/or result in a change to its investment strategy. The Investment Adviser continues to evaluate the potential impact of the new governmental regulation on the Fund and may have to make changes to Fund strategies in the future. The compliance date for the new rule is December 1, 2019, as it relates to the Fund.~~
Non-Diversification Risk. The Fund is a non-diversified, open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). Accordingly, the Fund may invest a greater portion of its assets in a more limited number of issuers than a diversified fund. Having a larger percentage of assets in a smaller number of issuers makes a non-diversified fund, like the Fund, more susceptible to the risk that one single event or occurrence can have a significant adverse impact upon the Fund.
Manager Risk. The Fund is actively managed by a team of portfolio managers, which means the Fund is more susceptible to the risk that poor security selection will cause the Fund to underperform its benchmark or other funds with a similar investment objective.

New Fund Risk. The Fund is new, with limited operating history as an open-end management investment company, and there can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Fund may experience more difficulty achieving its investment objective than it otherwise would at higher asset levels or the

Board may determine to cease its operations. In such an event, investors may be required to liquidate or transfer their investments at an inopportune time.
Portfolio Turnover Risk. The Fund may have a high turnover of the securities held in its portfolio. Increased portfolio turnover causes the Fund to incur higher brokerage costs, which may adversely affect the Fund’s performance and may produce increased taxable distributions.
Sector Risk. Because the Fund’s investments may, from time to time, be more heavily invested in particular sectors, the value of its shares may be especially sensitive to factors and economic risks that specifically affect those sectors. As a result, the Fund’s share price may fluctuate more widely than the value of shares of a mutual fund that invests in a broader range of sectors.
Consumer Discretionary. Companies in this sector may be adversely affected by negative changes in the domestic and international economies, interest rates, competition, consumer confidence, disposable household income, and consumer spending. These companies are also subject to severe competition and changes in demographics and consumer tastes, which may have an adverse effect on the performance of these companies.
Healthcare. Companies in this sector are subject to extensive litigation based on product liability and similar claims, dependence on patent protection and expiration of patents, competitive forces that make it difficult to raise prices, long and costly regulatory processes, and product obsolescence, all of which may adversely affect the value of those holdings.
Technology. The performance of companies in this sector may be adversely affected by intense competition both domestically and internationally, limited product lines, markets, financial resources, or personnel, rapid product obsolescence and frequent new product introduction, dramatic and unpredictable changes in growth rates, and dependence on patent and intellectual property rights.
Additional Non-Principal Risks of Investing in the Fund
Investments by Large Shareholders. From time to time, the Fund may receive large purchase or redemption orders from affiliated or unaffiliated mutual funds or other investors. Such large transactions could have adverse effects on the Fund’s performance if the Fund were required to sell securities, invest cash or hold significant cash at times when it otherwise would not do so. This activity could also accelerate the realization of capital gains and increase the Fund’s transaction costs.
Dependence on Key Personnel. The Fund is dependent upon the Investment Adviser’s key personnel for their future success ~~and upon the Investment Adviser's access to certain individuals and investments in the energy infrastructure sector~~. In particular, the Fund will depend on the diligence, skill and network of business contacts of the personnel of the Investment Adviser and its portfolio managers, who will evaluate, negotiate, structure, close and monitor the Fund’s investments.
Conflicts of Interest of the Investment Adviser. Conflicts of interest may arise because the Investment Adviser and its affiliates generally will be carrying on substantial investment activities for other clients, including, but not limited to, other managed accounts or pooled investment vehicles in which the Fund will have no interest. The Investment Adviser or its affiliates may have financial incentives to favor certain of such accounts over the Fund. Any of their proprietary accounts and other customer accounts may compete with the Fund for specific trades. Notwithstanding these potential conflicts of interest, the Board and officers of the Fund has a fiduciary obligation to act in the Fund’s best interest.
Technology and Cyber Security Risk. As the use of Internet technology has become more prevalent, the Fund and its service providers and markets generally have become more susceptible to potential operational risks related to intentional and unintentional events that may cause the Fund or a service provider to lose proprietary information, suffer data corruption or lose operational capacity. The Fund and its service providers are susceptible to cyber security risks that include, among other things, theft, unauthorized monitoring, release, misuse, loss, destruction or corruption of confidential and highly restricted data; denial of service attacks; unauthorized access to relevant systems, compromises to networks or devices that the Fund and its service providers use to service the Fund’s operations; or operational disruption or failures in the physical infrastructure or operating systems that support the Fund and its service providers. Cyber attacks against or security breakdowns of the Fund or its service providers may adversely impact the Fund and its stockholders,

community—through economic sanctions and otherwise—to Russia’s annexation of the Crimea region of Ukraine and posture vis-a-vis Ukraine, increasingly strained relations between the United States and a number of foreign countries including traditional allies, such as certain European countries and historical adversaries, such as North Korea, Iran, China and Russia, and the international community generally, tensions between the United States and the international community generally, new and continued political unrest in various countries, such as Venezuela and Spain, the United Kingdom’s impending withdrawal from the European Union and the resulting profound and uncertain impacts on the economic and political future of the United Kingdom, the exit or potential exit of one or more countries from the EU or the European Monetary Union, the European Union and global financial markets, further downgrade of U.S. Government securities, the unpredictability of the current U.S. presidential administration and other similar events, may have long-term effects on the U.S. and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The Fund does not know and cannot predict how long the securities markets may be affected by these events and the effects of these and similar events in the future on the U.S. economy and securities markets. The Fund may be adversely affected by abrogation of international agreements and national laws which have created the market instruments in which the Fund may invest, failure of the designated national and international authorities to enforce compliance with the same laws and agreements, failure of local, national and international organization to carry out their duties prescribed to them under the relevant agreements, revisions of these laws and agreements which dilute their effectiveness or conflicting interpretation of provisions of the same laws and agreements. The Fund may be adversely affected by uncertainties such as terrorism, international political developments, and changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which it is invested.
Investment Policies and Objectives
The Fund has a name which suggest a focus on a particular type of investment. In accordance with Rule 35d-1 under the 1940 Act, the Fund has adopted a policy that it will, under normal circumstances, invest at least 80% of the value of its assets (net assets plus the amount of any borrowings for investment purposes) in investments of the type suggested by its name, as set forth in the Fund’s Principal Investment Strategies section. This requirement is applied at the time the Fund invests its assets. If, subsequent to an investment by the Fund, this requirement is no longer met, the Fund’s future investments will be made in a manner that will bring the Fund into compliance with this requirement. In addition, in appropriate circumstances, the daily marked to market value of synthetic investments may count toward the 80% minimum if they have economic characteristics similar to the other investments included in the basket. To the extent that the Fund has sufficient information regarding the portfolio holdings of other investment companies in which it invests, the Fund “looks through” to the underlying holdings of other investment companies, including exchange-traded funds (ETFs), in which the Fund invests, for purposes of the Fund’s 80% policy. The Fund has adopted a policy to provide the Fund’s shareholders with at least 60 days’ prior notice of any changes in the Fund’s non-fundamental policy with respect to investments of a type suggested by its name. The Fund’s investment objective is non-fundamental and may be changed without shareholder approval.

MANAGEMENT OF THE FUND
The Board is responsible for supervising the operations and affairs of the Fund and overseeing the actions of the Investment Adviser and the distributor. The Trust’s officers, who are all officers or employees of the Investment Adviser or its affiliates, are responsible for the day-to-day management and administration of the Fund’s operations.
Investment Adviser
Subject to the overall supervision of the Board, the Fund is managed by Cushing Asset Management, LP. The Investment Adviser is an SEC-registered investment adviser whose principal business address is 300 Crescent Court, Suite 1700, Dallas, Texas 75201.
Advisory Agreement
The Investment Adviser manages the overall investment operations of the Fund in accordance with its investment objective and policies and formulates a continuing investment strategy for the Fund pursuant to the terms of an investment advisory agreement between the Investment Adviser and the Trust, on behalf of the Fund (the “Advisory Agreement”).

Under the terms of the Advisory Agreement, the Fund pays the Investment Adviser a fee, payable at the end of each calendar month, at an annual rate equal to a ~~[ ]~~0.80% of the average daily value of the Fund’s “Managed Assets” during such month.

portfolio risk analysis, and led an international team of analysts responsible for the firm’s global technology investment strategy. Mr. Norton began his career at State Street Bank, where he served as Assistant Treasurer and managed a staff of portfolio analysts responsible for investment analytics on institutional investment plans. Mr. Norton earned a Bachelor of Arts degree from Dartmouth College, a Master of Business Administration degree from the University of Massachusetts, and is a CFA. Mr. Norton is a member of the CFA Institute and CFA Society Boston, and has served as a member on the CFA Society Boston Communication Committee. Mr. Norton has been a portfolio manager of the Fund since its inception in 2019.
The Fund’s Statement of Additional Information provides additional information about the portfolio managers’ compensation structure, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund.
Prior Related Performance Information of the Portfolio Managers
The Fund is newly organized and has no performance record of its own. The following table sets forth historical composite performance information for all accounts (each an “Account”) managed by the ~~Investment Adviser~~portfolio managers on a discretionary basis with investment objectives, policies and strategies substantially similar to those of the Fund (the “Composite”). The portfolio managers do not manage any other accounts with an investment objective, policies or strategies substantially similar to those of the Fund. Performance data for the Composite is provided to illustrate the past performance of the Investment Adviser in managing substantially similar accounts as measured against the specified market index and does not represent the performance of the Fund.The Accounts are separate and distinct from the Fund. Performance data for the Composite is not intended as a substitute for the Fund’s performance and should not be considered a prediction of the future performance of the Fund or the Investment Adviser.
Jerry V. Swank, Alan Norton and Thomas Norton are primarily responsible for the day-to-day management of the Fund’s portfolio and the Accounts. The performance information of the Composite for periods prior to July 1, 2019, includes the performance of Accounts managed by Alan Norton and Thomas Norton while employed by Cold Creek Capital, Inc., a firm unaffiliated with the Investment Adviser with investment objectives, policies and strategies substantially similar to those of the Fund (the “Prior Adviser Accounts”). Alan Norton and Thomas Norton exercised final decision-making authority over all material aspects concerning the investment objective, policies, strategies, and security selection decisions of the Prior Adviser Accounts, and continue to exercise the same level of authority and discretion in managing the Fund and the Accounts. No individual other than Alan Norton and Thomas Norton played a significant role in the performance results of the Prior Adviser Accounts. While at the prior firm, Alan Norton and Thomas Norton managed no other accounts with investment objectives, policies and strategies substantially similar to those of the Fund ~~and the Composite~~.
The Investment Adviser prepared and presented the Composite performance in compliance with the Global Investment Performance Standards (GIPS®). The Investment Adviser’s policies and procedures for valuing portfolios, calculating performance and preparing compliant presentations as well as copies of compliant presentations and a list of composite descriptions are available upon request.
All returns presented were calculated on a total return basis and include all dividends and interest, accrued income, and realized and unrealized gains and losses. Investment transactions are accounted for on a trade date basis. Investors should be aware that the performance information shown below was calculated differently than the methodology mandated by the SEC for registered investment companies and the use of a methodology different from that used to calculate the performance below could result in different performance data.
“Net of fees” returns reflect the deduction of ~~actual or~~ model investment management fees~~, as well as the deduction of any execution costs or account~~ and expense (including sales load if applicable) fees paid by Accounts within the Composite, without taking into account federal or state income taxes, while “gross of fees” returns do not reflect the deduction of investment management fees. The Fund’s fees and expenses are generally expected to be higher than those of the Composite. If Accounts within the Composite had been subject to the Fund’s fees and expenses, the performance shown below would have been lower.

The Accounts within the Composite are not subject to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the 1940 Act or Subchapter M of the Code. Consequently, Composite performance results may have ~~been less favorable~~differed had the Accounts been managed in order to be regulated as an investment company under the federal securities laws and tax laws. As a result of not being regulated as an investment company under the federal securities laws and tax laws, the Accounts have been, at times, concentrated in a smaller number of investments. To the extent that the performance of those investments ~~have outperformed~~has differed from the Composite’s performance benchmark, the ~~Composite has been more likely to outperform, and to the extent that those investments have underperformed the Composite's performance benchmark, the Composite has been more likely to underperform~~Composite’s performance was more likely to differ from that of the benchmark. The Accounts are not subject to daily inflows and outflows like registered mutual funds, such as the Fund. As a result, the Fund may experience greater portfolio turnover and/or more periods during which it is less than fully invested due to shareholder activity, which may adversely affect performance.
Because of variation in fee levels, the “net of fees” Composite returns may not be reflective of performance in any one particular Account. The results presented below may not necessarily equate with the return experienced by any particular investor as a result of the timing of investments and redemptions. In addition, the effect of taxes on any investor will depend on such person’s tax status, and the results have not been reduced to reflect any income tax that may have been payable.
The investment results for the Composite presented below are not intended to predict or suggest the future returns of the Fund. The performance data shown below should not be considered a substitute for the Fund’s own performance information.
THE FOLLOWING DATA DOES NOT REPRESENT THE PERFORMANCE OF THE FUND.
Calendar Year Total Pre-Tax Returns (as of December 31, 2019)†

Year	Composite* Total Pre-Tax Return (Net of Fees)	Composite* Total Pre-Tax Return (Gross of Fees)	Russell 2500® Growth Index~~2~~1
2019 ~~(Year to Date)1~~	~~5.98~~[ ]%	~~6.78~~[ ]%	~~19.97~~[ ]%
2018	~~15.73~~[ ]%	~~16.89~~[ ]%
2017	~~46.71~~[ ]%	~~47.93~~[ ]%	~~16.12~~[ ]%
Average Annual Total Pre-Tax Returns (as of ~~September 30~~December 31, 2019)†

Time Period	Composite* (Net of Fees)	Composite* (Gross of Fees)	Russell 2500® Growth Index~~2~~1
1 Year
2 Years	~~19.73~~[ ]%	~~20.93~~[ ]%	~~26.76~~[ ]%
Since Inception	~~25.50~~[ ]%	~~26.76~~[ ]%	~~11.00~~[ ]%

*	The Composite consists of seven (7) Accounts having aggregate total assets of approximately $~~2~~[ ] million as of ~~September 30~~December 31, 2019. Composite inception date was March 1, 2017.

~~1~~†
~~As of September 30, 2019. Not annualized~~“Net of fees” returns in the tables above reflect the deduction of model investment management fees and expenses (including sales load if applicable) paid by the Accounts, without taking into account federal or state income taxes, while “gross of fees” returns do not reflect the deduction of investment management fees.

21
The Russell 2500® Growth Index measures the performance of the small to mid-cap growth segment of the US equity universe. It includes those Russell 2500 companies with higher growth earning potential as defined by Russell’s leading style methodology.

FUND EXPENSES
The Fund, and therefore its shareholders, pays all of its expenses other than those expressly assumed by the Investment Adviser. Expenses of the Fund are deducted from the Fund’s total income before dividends are paid. Fund expenses include, but are not limited to, (1) fees paid to the Investment Adviser and the Fund’s administrator; (2) fees of the Fund’s independent registered public accounting firm, custodian and transfer agent fees, and certain related expenses; (3) taxes; (4) income tax expense; (5) brokerage fees and commissions; (6) interest; (7) costs incident to meetings of the Board and meetings of the Fund’s shareholders; (8) costs of printing and mailing Prospectuses and reports to shareholders and the filing of reports with regulatory bodies; (9) legal fees and disbursements; (10) fees payable to federal and state regulatory authorities; (11) fees and expenses of Trustees who are not “interested” persons, as defined by the 1940 Act, of the Fund;

Prospectus dated [ ] , ~~2019~~2020
CUSHING®SMID GROWTH FOCUSED FUND
Class A Shares ( )
Class I Shares ( )
Annual and Semi-Annual Reports
Additional information about the Fund’s investments is available in the Fund’s annual and semi-annual reports to shareholders. The annual report contains a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its most recently completed fiscal year.
Statement of Additional Information
The Statement of Additional Information provides more details about the Fund and its policies. The current Statement of Additional Information is on file with the SEC and is incorporated by reference into (and is legally a part of) this Prospectus.
To Obtain Information
The Statement of Additional Information and the Fund’s Annual Report are available, without charge, upon request. To obtain a free copy of the Statement of Additional Information or the Annual Report, or if you have questions about the Fund:
By Internet:
Go to www.cushingfunds.com.
By Telephone:
Call (888) 878-4080 or your securities dealer.
By Mail:
Write to:
Cushing Mutual Funds
c/o U.S. Bank Global Fund Services
P.O. Box 701
Milwaukee, Wisconsin 53201-0701
From the SEC:
Reports and other information about the Fund are available on the EDGAR Database on the SEC’s Internet site at www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following Email address: publicinfo@sec.gov.

Investment Company Act File Number 811-23293

~~Subject to Completion, dated November 20, 2019~~
~~The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission becomes effective. This Statement of Additional Information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.~~

Cushing®SMID Growth Focused Fund

Class A Shares ( )
Class I Shares ( )

300 Crescent Court
Suite 1700
Dallas, Texas 75201

a series of
Cushing®Mutual Funds Trust
Statement of Additional Information
Dated [_________], ~~2019~~2020
This Statement of Additional Information (the “SAI”) supplements the information contained in the Prospectus dated [__________], ~~2019~~2020 (the “Prospectus”) of Cushing® SMID Growth Focused Fund (the “Fund”), a series of Cushing® Mutual Funds Trust (the “Trust”), an open-end management investment company organized on September 12, 2017 as a statutory trust under the laws of the State of Delaware. This SAI is incorporated by reference in its entirety into the Prospectus. This SAI is intended to provide you with additional information regarding the activities and operations of the Fund and it should be read in conjunction with the Prospectus.

To obtain a copy of the Prospectus, please write to Cushing Mutual Funds Trust, c/o U.S. Bank Global Fund Services, P.O. Box 701, Milwaukee, Wisconsin 53201-0701, or call (888) 878-4080. The Prospectus is also available on the Fund’s website www.cushingfunds.com.

The Fund is managed by Cushing®Asset Management, LP (the “Investment Adviser”).

Segregated liquid assets and assets held in margin accounts are not otherwise available to the Fund for investment purposes. If a large portion of the Fund’s assets are used to cover derivatives transactions or are otherwise segregated, it could affect portfolio management or the Fund’s ability to meet redemption requests or other current obligations. With respect to derivatives which are cash settled (i.e., have no physical delivery requirement), the Fund is permitted to segregate cash and/or liquid securities in an amount equal to the Fund’s daily marked-to-market net obligations (i.e., the daily net liability) under the derivative, if any, rather than the derivative’s full notional value or the market value of the instrument underlying the derivative, as applicable. By segregating cash and/or liquid securities equal to only its net obligations under cash-settled derivatives, the Fund will have the ability to employ a form of leverage through the use of certain derivative transactions to a greater extent than if the Fund was required to segregate assets equal to the full notional amount of the derivative or the market value of the underlying instrument, as applicable.
Each of the exchanges and other trading facilitates on which options are traded has established limitations on the maximum number of put or call options on a given underlying security that may be written by a single investor or group of investors acting in concert, regardless of whether the options are written on different exchanges or through one or more brokers. These position limits may restrict the number of listed options which the Fund may write. Option positions of all investment companies advised by the Investment Adviser are combined for purposes of these limits. An exchange may order the liquidation of positions found to be in excess of these limits and may impose certain other sanctions or restrictions.
INVESTMENT RESTRICTIONS
The investment restrictions for the Fund, as set forth below, are fundamental policies of the Fund that may not be changed without the approval of the Fund’s shareholders. Shareholder approval means approval by the lesser of (1) more than 50% of the outstanding voting securities of the Fund, or (2) 67% or more of the voting securities present at a meeting if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy. Except for those investment policies specifically identified as fundamental in the Prospectus or this SAI, the Fund’s investment objectives as described in the Prospectus and all other investment policies and practices described in the Prospectus and this SAI are non-fundamental and may be changed by the Board without the approval of the shareholders.
With the exception of any applicable asset coverage requirements prescribed by Section 18 of the 1940 Act, if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the value of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. Therefore, a change in the percentage that results from a relative change in values or from a change in the Fund’s net assets will not be considered a violation of the Fund’s policies or restrictions.
The Fund will not:

1.	borrow money or issue senior securities except in compliance with the 1940 Act;

2.
act as an underwriter of securities issued by others, except to the extent that, in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under applicable securities laws;

3.
invest in any security if, as a result, 25% or more of the value of the Fund’s total assets, taken at market value at the time of each investment, are in the securities of issuers in any particular industry, except that this policy shall not apply to securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or tax-exempt securities of state and municipal governments or their political subdivisions (other than those securities backed ~~only~~principally by the assets and revenues of non-governmental users with respect to which the Trust will not invest 25% or more of the value of the Trust’s total assets in securities backed by the same source of revenue);

4.
purchase or sell real estate, except that the Fund may: (a) acquire or lease office space for its own use, (b) invest in securities of issuers that invest in real estate or interests therein or that are engaged in or operate in the real estate industry, (c) invest in securities that are secured by real estate or interests therein, (d) purchase and sell mortgage-related securities, or (e) hold and sell real estate acquired by the Fund as a result of the ownership of securities, and except as otherwise permitted by applicable law;

~~The Fund “looks through” its holdings in investments in exchange-traded funds (“ETFs”), to the characteristics of the underlying securities held by the ETF in order to comply with the Fund's stated investment policies and restrictions. In addition, to the~~To the extent that the Fund has sufficient information regarding the portfolio holdings of other investment companies in which it invests, the Fund "looks through" ~~its~~to the underlying holdings ~~in such~~of other investment companies, including exchange-traded funds (ETFs), in which the Fund invests, for purposes of the Fund’s ~~policy to invest at least 80% of its assets in clean companies~~80% policy and the Fund’s policy set forth in (3) above regarding investment in securities of issuers in a particular industry.

5.
purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments, except that this restriction shall not prohibit the Fund from purchasing or selling options, futures contracts and related options thereon, forward contracts, swaps, caps, floors, collars and any other financial instruments or from investing in securities or other instruments backed by physical commodities, and except as otherwise permitted by applicable law;

6.
make loans of money or property to any person, except (a) to the extent that securities or interests in which the respective Fund may invest are considered to be loans, (b) through the loan of portfolio securities in an amount up to 33% of the Fund’s total assets or (c) by engaging in repurchase agreements, and except as may otherwise be permitted by applicable law.

Pursuant to (1) above, in accordance with Section 18 of the 1940 Act, as currently in effect, the Fund is not permitted to issue senior securities, except that the Fund may borrow from a bank if immediately after such borrowing the value of the Fund’s total assets is at least 300% of the principal amount of all of the Fund’s borrowings (i.e., the principal amount of the borrowings may not exceed 33 1/3% of the Fund’s total assets). In the event that such asset coverage shall at any time fall below 300%, the Fund shall, within three calendar days thereafter (not including Sundays and holidays), reduce the amount of its borrowings to an extent that the asset coverage of such borrowing shall be at least 300%.
MANAGEMENT OF THE FUND
The Board has overall responsibility for monitoring the operations of the Fund and for supervising the services provided by the Investment Adviser and other organizations. The officers of the Trust are responsible for managing the day-to-day operations of the Fund.

Set forth below is information with respect to each of the Trustees and officers of the Trust, including their principal occupations during the past five years. The business address of the Fund, its Trustees and Officers is 300 Crescent Court, Suite 1700, Dallas, Texas 75201.

Barry Y. Greenberg (1963)	Chief Compliance Officer and Secretary
General Counsel and Chief Compliance Officer of the Adviser (2010-present). Previously, Partner at Akin Gump Strauss Hauer & Feld LLP (2005-2010); Vice President, Legal, Compliance and Administration, American Beacon Advisors (1995-2005); Attorney and Branch Chief at the
U.S. Securities and Exchange Commission (1988-1995).

Board Leadership Structure
The primary responsibility of the Board is to represent the interests of the Fund and to provide oversight of the management of the Fund. The Fund’s day-to-day operations are managed by the Adviser and other service providers who have been approved by the Board. The Board is currently comprised of four Trustees, three of whom are classified under the 1940 Act as “non-interested” persons of the Fund and one of whom is classified as an “interested person” of the Fund. Generally, the Board acts by majority vote of all the Trustees, including a majority vote of the Independent Trustees, if required by applicable law.
An Interested Trustee, Mr. Jerry V. Swank, currently serves as Chair of the Board. The Chair of the Board presides at meetings of the Board and acts as a liaison with service providers, officers, attorneys and other Trustees generally between meetings, and performs such other functions as may be requested by the Board from time to time.
The Independent Trustees have selected Mr. Brian R. Bruce as lead Independent Trustee. The lead Independent Trustee participates in the planning of Board meetings, seeks to encourage open dialogue and independent inquiry among the trustees and management, and performs such other functions as may be requested by the Independent Trustees from time to time.
The Board meets regularly four times each year to discuss and consider matters concerning the Fund, and also holds special meetings to address matters arising between regular meetings. Regular meetings generally take place in-person; other meetings may take place in-person or by telephone. The Independent Trustees are advised by independent legal counsel and regularly meet outside the presence of management.
The Trustees have determined that the efficient conduct of the Trustees’ affairs makes it desirable to delegate responsibility for certain specific matters to committees of the Board. The committees meet as often as necessary, either in conjunction with regular meetings of the Board or otherwise. The committees of the Board are the Audit Committee and the Nominating and Corporate Governance Committee. The functions and role of each Committee are described below under “Board Committees.” The membership of each Committee consists of all of the Independent Trustees, which the Board believes allows them to participate in the full range of the Board’s oversight duties.
The Board has determined that this leadership structure, including a Chair of the Board who is an Interested Trustee, a Lead Independent Trustee, a supermajority of Independent Trustees and committee membership limited to Independent Trustees, is appropriate in light of the characteristics and circumstances of the Fund. In reaching this conclusion, the Board considered, among other things, the role of the Adviser in the day-to-day management of the Fund’s affairs, the extent to which the work of the Board will be conducted through the committees, the projected net assets of the Fund and the management, distribution and other service arrangements of the Fund. The Board also believes that its structure, including the presence of one Trustee who is an executive officer of the Adviser, facilitates an efficient flow of information concerning the management of the Fund to the Independent Trustees.
The Board of the Trust met ~~six~~five (~~6~~5) times during the fiscal year ended November 30, ~~2018~~2019.
Board Committees
The Trustees have determined that it is desirable to delegate responsibility for certain specific matters to committees of the Board. The committees meet as often as necessary, either in conjunction with regular meetings of the Trustees or otherwise. Currently, the two committees of the Board are the Audit Committee and the Nominating and Corporate Governance Committee.

Nominating and Corporate Governance Committee. The purposes of the Nominating and Corporate Governance Committee are to review and make recommendations on the composition of the Board, develop and make recommendations to the Board regarding corporate governance matters and practices, and review and make recommendations to the Board with respect to any compensation to be paid to certain persons including the CCO of the Fund and the Independent Trustees. The Nominating and Corporate Governance Committee is composed of all of the Independent Trustees: Ronald P. Trout (Chair), Brian R. Bruce and Brenda A. Cline. The Fund’s Independent Trustees meet regularly as a group in executive session. As part of its duties, the Nominating and Corporate Governance Committee makes recommendations to the full Board with respect to candidates for the Board. If a vacancy were to exist, the Nominating and Corporate Governance Committee will consider trustee candidates recommended by shareholders. In considering candidates submitted by shareholders, the Nominating and Corporate Governance Committee will take into consideration the needs of the Board and the qualifications of the candidate. The Nominating and Corporate Governance Committee may also take into consideration the number of shares held by the recommending shareholder and the length of time that such shares have been held. The Nominating and Corporate Governance Committee believes that the minimum qualifications for serving as a Trustee of the Fund are that a candidate demonstrates, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the Board’s oversight of the business and affairs of the Fund and have an impeccable record and reputation for honest and ethical conduct in both his or her professional and personal activities. In addition, the Nominating and Corporate Governance Committee examines a candidate’s specific experiences and skills, time availability in light of other commitments, potential conflicts of interest and independence from management and the Fund. The Nominating and Corporate Governance Committee does not have a formal policy regarding the consideration of diversity in identifying trustee candidates. For a discussion of experiences, qualifications, attributes or skills supporting the appropriateness of each Trustee’s service on the Board, see the biographical information of the Trustees above in the section entitled “Trustees and Trustee Nominees.” The Nominating and Corporate Governance Committee is governed by a written charter. The Nominating and Corporate Governance Committee of the Trust met ~~two~~three (~~2~~3) times during the fiscal year ended November 30, ~~2018~~2019.
Audit Committee. The Audit Committee is charged with selecting a firm of independent registered public accountants for the Fund and reviewing accounting matters with the accountants. The members of the Audit Committee are Brenda A. Cline (Chair), Brian R. Bruce and Ronald P. Trout, all of whom are Independent Trustees. The Audit Committee is governed by a written charter. The Audit Committee of the Trust met ~~one~~two (~~1~~2) ~~time~~ times during the fiscal year ended November 30, ~~2018~~2019.
Board’s Role in Risk Oversight
The Fund has retained the Investment Adviser to provide investment advisory services and certain administrative services. The Investment Adviser is primarily responsible for the management of risks that may arise from the Fund’s investments and operations. Certain employees of the Investment Adviser serve as the Fund’s officers, including the Fund’s President, Chief Executive Officer, Chief Compliance Officer, Secretary and Chief Financial Officer. The Board oversees the performance of these functions by the Investment Adviser, both directly and through the Committee structure the Board has established. The Board receives from the Investment Adviser reports on a regular and as-needed basis relating to the Fund’s investment activities and to the actual and potential risks of the Fund, including reports on investment risks, compliance with applicable laws, and the Fund’s financial accounting and reporting. In addition, the Board meets periodically with the portfolio managers of the Fund to receive reports regarding the portfolio management of the Fund and its performance and investment risks.
In addition, the Board has appointed a Chief Compliance Officer (“CCO”). The CCO oversees the development of compliance policies and procedures of the Fund that are reasonably designed to minimize the risk of violations of the federal securities laws (“Compliance Policies”). The CCO reports directly to the Independent Trustees and provides presentations to the Board at its quarterly meetings and an annual report on the application of the Compliance Policies.

The Board discusses relevant risks affecting the Fund with the CCO at these meetings. The Board has approved the Compliance Policies and reviews the CCO’s reports. Further, the Board annually reviews the sufficiency of the Compliance Policies, as well as the appointment and compensation of the CCO.

Trustee Share Ownership
As of ~~____________~~December 31, 2019, the Trustees owned securities of the Fund in the dollar range shown in the following table. The last column of the table reflects each Trustee’s aggregate dollar range of securities owned in the Cushing Fund Complex.

Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in the Cushing Fund Complex(1)
INDEPENDENT TRUSTEES:
Brian R. Bruce	[ ]	[ ]
Brenda A. Cline	[ ]	[ ]
Ronald P. Trout	[ ]	[ ]

Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in the Cushing Fund Complex(1)
INTERESTED TRUSTEE:
Jerry V. Swank(2)	[ ]	[ ]
Remuneration of Trustees and Officers

(1)
The “Fund Complex” includes each series of the Trust and each other registered investment company for which the Investment Adviser serves as investment adviser. As of the date of this SAI, there are five funds in the Fund Complex.

(2)	By virtue of his control of the Investment Adviser, Mr. Swank may be deemed to beneficially own the shares of the Fund held by the Investment Adviser.
The following table provides information regarding compensation of the Trustees of the Fund and for the Cushing Fund Complex, each for the fiscal year ended November 30, ~~2018~~2019, assuming a full year of operations of the Fund. Officers of the Fund do not receive any compensation from the Fund.

Trustee(1)	Aggregate Estimated Compensation From Fund(2)	Pension or Retirement Benefits Accrued as Part of Fund Expenses(3)	Estimated Annual Benefits Upon Retirement(3)	Total Compensation from Fund and Fund Complex Paid to Trustees(4)
INDEPENDENT TRUSTEES:
Brian R. Bruce	[ ]	None	None	[ ]
Brenda A. Cline	[ ]	None	None	[ ]
Ronald P. Trout	[ ]	None	None	[ ]
Shareholder Communications

(1)	Trustees not entitled to compensation are not included in the table.

(2)	Assumes full year of operations.

(3)	The Fund does not accrue or pay retirement or pension benefits to Trustees as of the date of this SAI.

(4)
The “Fund Complex” includes each series of the Trust and each other registered investment company for which the Investment Adviser serves as investment adviser. As of the date of this SAI, there are five funds in the Fund Complex.

Shareholders may send communications to the Board. Shareholders should send communications intended for the Board by addressing the communications directly to the Board (or individual Board member(s)) and/or otherwise

PORTFOLIO MANAGERS
The Fund is managed by a portfolio management team. Jerry V. Swank, Alan Norton and Thomas Norton are primarily responsible for the day-to-day management of the Fund’s portfolio.
The following section discusses the accounts managed by the portfolio managers, the structure and method of their compensation and potential conflicts of interest.
Other Accounts Managed by the Portfolio Managers. The following table reflects information regarding accounts for which each portfolio manager has day-to-day management responsibilities (other than the Fund). Accounts are grouped into three categories: (a) registered investment companies, (b) other pooled investment accounts, and (c) other accounts.
As of ~~[___________,]~~November 30, 2019, Mr. Swank managed or was a member of the management team for the following client accounts (excluding the Fund):

	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
Registered Investment Companies	[ ]	[ ]	[ ]	[ ]
Pooled Investment Vehicles Other Than Registered Investment Companies	[ ]	[ ]	[ ]	[ ]
Other Accounts	[ ]	[ ]	[ ]	[ ]

As of ~~[___________,]~~November 30, 2019, Mr. Alan Norton managed or was a member of the management team for the following client accounts (excluding the Fund):

	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
Registered Investment Companies	[ ]	[ ]	[ ]	[ ]
Pooled Investment Vehicles Other Than Registered Investment Companies	[ ]	[ ]	[ ]	[ ]
Other Accounts	[ ]	[ ]	[ ]	[ ]

As of ~~[___________,]~~November 30, 2019, Mr. Thomas Norton managed or was a member of the management team for the following client accounts (excluding the Fund):

	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
Registered Investment Companies	[ ]	[ ]	[ ]	[ ]